FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  12 January, 2010

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Reports Holiday Sales and Fiscal 2010 Results Expectations

HAMILTON, Bermuda, January 12, 2010 -  Signet Jewelers Ltd ("Signet") (NYSE and LSE: SIG), the world's largest specialty retail jeweler, today announced its Holiday Sales and Fiscal 2010 (year ended January 30, 2010)  Results Expectations.

To January 2, 2010
	9 weeks	48 weeks
Same Store Sales
Signet Jewelers	up 5.6%	down 0.6%
US division	up 7.6%	down 0.1%
UK division	down 0.8%	down 2.2%

Fiscal 2010 Results Expectations:
Income before income tax to be between $222.5 million and $232.5 million
Earnings per share to be between $1.76 and $1.84
Year end net debt now anticipated to be below $50 million (see note 2)

Terry Burman, Chief Executive, commented: "Reflecting a same store sales performance up 5.6% over the Holiday Season, income before income tax for fiscal 2010 is expected to be between $222.5 million and $232.5 million, with earnings per share anticipated to be between $1.76 and $1.84.  For the year as whole we expect to have outperformed our financial targets set out in March 2009 and, in particular, to have very significantly exceeded our free cash flow objective.  We believe our long term strategy of focusing on sustainable competitive advantages in the basic retail disciplines has once again proven to be successful.

The US division performed well, with same store sales up 7.6% over the Holiday Season.  Sales benefitted from the growth of differentiated ranges, a strong value proposition in generic merchandise, national television advertising and superior customer service.

The UK division reported a 0.8% same store sales decline.  The charm bracelet category performed well in H.Samuel,  as did diamonds. The charm bracelet category was also strong in Ernest Jones, as were prestige watches.  A further improvement in customer service was achieved due to a focus on staff training throughout the year.

In the forthcoming fiscal year, Signet will continue to seek to optimize sales by implementing additional differentiated  product initiatives, improved customer service and best in class marketing that leverages our leading share of voice. However, against a background of an uncertain economic outlook, the prime focus of management will remain on  excellence in execution, and maximizing both profitability and free cash flow.  While we anticipate that net cash generation will remain strong, it is expected to be substantially lower than in fiscal 2010 because of limited scope for a further reduction in working capital.

Our strong balance sheet, superior operating metrics and sector leading execution remain critical competitive advantages, which mean that we are well placed to face the challenges of fiscal 2011."

Enquiries:	Terry Burman, Chief Executive, Signet Jewelers	+1 (441) 296-5872
	Walker Boyd, Finance Director, Signet Jewelers	+1 (441) 296-5872
PR Contacts:
	Alecia Pulman, ICR, Inc.	+1 (646) 277-1220
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

  Signet operated 1,933 specialty retail jewelry stores at January 2, 2010, these included 1,379 stores in the US, where it trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At the same date, Signet also operated 554 stores in the UK, where it trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetjewelers.com.  See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Conference Call

There will be a conference call for all interested parties today at 8.30 a.m. EST (1.30 p.m. GMT and 5.30 a.m. Pacific Time) with a simultaneous audio webcast and slide presentation on www.signetjewelers.com.  The slides are available to be downloaded from the website ahead of the conference call. The call details are:

US dial-in:	+1 718 354 1387
US 48hr. replay:	+1 347 366 9565	Pass code: 4138317#

European dial-in:	+44 (0)20 7806 1950
European 48hr. replay:	+44 (0)20 7111 1244	Pass code: 4138317#

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which Signet operates.  Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by Signet, the reputation of the Company and its brands, the level of competition in the jewelry sector, the cost and availability of diamonds, gold and other precious metals, regulations relating to consumer credit, seasonality of Signet's business, and financial market risks.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk Factors" section of the Company's fiscal 2009 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 1, 2009 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realized. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

GROUP

In the nine week period to January 2, 2010, same store sales were up by 5.6%. Total sales rose by 7.3% on a reported basis and by 5.1% at constant exchange rates (see note 1).

In the 48 weeks to January 2, 2010, same store sales declined by 0.6%. Total sales decreased by 1.9% on a reported basis and rose by 0.5% at constant exchange rates (see note 1).  The US dollar to pound sterling exchange rate for the period was $1.59 (48 weeks to January 3, 2009: $1.77).  Income before income tax for fiscal 2010 is expected to be between $222.5 million and $232.5 million, with earnings per share anticipated to be between $1.76 and $1.84.

The year end net debt figure (see note 2), is forecast to be under $50 million (January 31, 2009: $470.7 million).  The expected decrease of over $420 million reflects solid profitability, a significant reduction in working capital, particularly the more efficient use of inventory, and a highly disciplined approach to investment.  There is limited scope for a further reduction in working capital.

UNITED STATES (about 78% of annual sales)

In the nine week period to January 2, 2010, US same store sales rose by 7.6% and total sales increased by 7.0%. The average selling price decreased in the mall brand stores by about 9% and in Jared (excluding the impact of the launch of the Pandora collection) by about 4%.  Differentiated merchandise such as Open Hearts by Jane SeymourTM, Love's EmbraceTM, the Leo DiamondTM and LeVianTM were very successful.  Gross merchandise margin decreased by about 40 basis points over the comparable period last year.  This reflected carefully planned and targeted promotions  and increased participation of merchandise designed to provide additional value to the consumer.

In the 48 weeks to January 2, 2010, same store sales decreased by 0.1%, with total sales up by 0.6%.  Gross merchandise margin for the year is expected to increase by some 30 basis points, in line with guidance.  The net bad debt charge as a percentage of total sales for the year is anticipated to be about 5.7%, below the third quarter year to date rate of 6.0%.  The decrease reflects the strong sales in the fourth quarter and some initial signs of improvement in the net bad debt performance.  The divisional operating margin for fiscal 2010 is forecast to be about 8.5%, above the  6.8% before goodwill impairment reported last year. Operating income benefitted from a $100 million cost reduction program and by a non-recurring $12 million from a change in vacation policy.  The net decrease in store space at January 30, 2010, compared to the prior year end is anticipated to be 1%, rather than 2% previously indicated.

The breakdown of US same store sales performance is shown below:

	Expected Share of Group Sales in Fiscal 2010	Same Store Sales to January 2, 2010
		9 weeks	48 weeks
Kay	~46%	8.4%	4.4%
Regional brands	~10%	2.3%	(4.5)%
Jared	~22%	8.6%	(6.9)%
US division	~78%	7.6%	(0.1)%

UNITED KINGDOM (about 22% of annual sales)

In the nine week period to January 2, 2010, UK same store sales declined by 0.8%, with some limited adverse impact due to weather disruption in the final week before Christmas. Total sales were up by 8.6% on a reported basis and down by 0.7% at constant exchange rates (see note 1). The average selling price was up in H.Samuel by about 8%  and by about 15% in Ernest Jones, excluding the charm bracelet category.  The gross merchandise margin for the nine weeks is expected to be about 80 basis points below last year.

In the 48 weeks to January 2, 2010, same store sales declined by 2.2%. Total sales decreased by 9.9% on a reported basis and increased by 0.2% at constant exchange rates (see note 1).  The gross merchandise margin for fiscal 2010 is expected to be some 20 basis points below last year, in line with guidance.  Divisional operating margin for fiscal 2010 is forecast to be about 7.5%, below the 8.8% before goodwill impairment reported last year.

The breakdown of UK same store sales performance is shown below:

	Expected Share of Group Sales in Fiscal 2010	Same Store Sales to January 2, 2010
		9 weeks	48 weeks
H.Samuel	~12%	(1.5)%	(1.6)%
Ernest Jones	~10%	0.2%	(3.1)%
UK	~22%	(0.8)%	(2.2)%

MANAGEMENT SUCCESSION

The recruitment process for a new Chief Financial Officer began in November and is proceeding as planned, with both internal and external candidates being evaluated.

The recruitment process for a new Group Chief Executive Officer will begin in February.  The Nominations Committee, composed of non-executive directors, has appointed a recruitment consultant following a careful appraisal of the requirements of the role.  Mark Light, US division Chief Executive, has advised the Committee that he is not a candidate for the Group Chief Executive Officer position for personal reasons.

INVESTOR RELATIONS PROGRAM DETAILS

12th Annual ICR Xchange Conference, Wednesday, January 13, 2010

Signet will be taking part in the ICR XChange Conference on Wednesday, January 13, 2010 at the St.Regis Monarch Beach Resort, Dana Point, California. Present will be Terry Burman, Chief Executive and Walker Boyd, Finance Director.  The presentation, which is scheduled for 9.15 am Pacific Time will be available on www.signetjewelers.com.

Societe Generale Retail Conference, Tuesday, February 2, 2010

Signet will be taking part in the Societe Generale Retail Conference on Tuesday, February 2, 2010 in Paris. Present will be Walker Boyd, Finance Director and Tim Jackson, Investor Relations Director.

NOTES TO RELEASE

Note 1 - Impact of constant exchange rates

Signet has historically used constant exchange rates to compare period-to-period changes in certain financial data.  This is referred to as 'at constant exchange rates' throughout this release.  Management considers this to be a useful measure for analyzing and explaining changes and trends in Signet's results.  The impact of the re-calculation of sales growth at constant exchange rates is shown below:

9 weeks to January 2, 2010	Growth at actual exchange rates	Impact of exchange rate movement	Growth at constant exchange rates (non-GAAP)
	%	%	%
Sales by origin and destination
US	7.0	-	7.0
UK, Channel Islands & Republic of Ireland	8.6	(9.3)	(0.7)
	7.3	(2.2)	5.1

48 weeks to January 2, 2010	Growth at actual exchange rates	Impact of exchange rate movement	Growth at constant exchange rates (non-GAAP)
	%	%	%
Sales by origin and destination
US	0.6	-	0.6
UK, Channel Islands & Republic of Ireland	(9.9)	10.1	0.2
	(1.9)	2.4	0.5

Note 2 - Net debt

Net debt is a "non-GAAP financial measure".  Management considers it to be a useful additional measure for analyzing and explaining changes and trends in Signet's financial position.  It is calculated as set out below:

At January 31, 2009                  $million
Long-term debt                             380.0
Loans & overdrafts                       187.5

                                                     567.5

Less
Cash & cash equivalents                (96.8)
Net debt                                       470.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 12 January, 2010